EXHIBIT 99.1

PyroGenesis Confirms Additional $682,000 Payment Under $25M+ DROSRITE™ Contract

MONTREAL, Oct. 04, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes, high quality plasma atomized metal powder for 3D printing and additive manufacturing, and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to confirm today that, in response to additional inquiries with respect to the subject matter, the Company has received a payment of approx. $682,000 under the exclusivity contract with Drosrite International LLC (“DI”).

In addition to the payment received today, PyroGenesis expects to receive further payments, the timing of which has been scheduled to match the end user’s cash flow.

“The payment announced today was made in accordance with a revised payment schedule to better align with the end-user’s operating cash flows,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “As the Company has previously disclosed, delays and payments were made with our full support as it better positions the end-user for success. This revision was made to address certain local delays associated with recent opportunities as well as challenges presented by COVID and supply chain issues. It should also be noted that additional payments are being processed and are expected to be made shortly as part of the strategic agreement with the end-user.”

About Drosrite International LLC

DI is a US based private company duly constituted and existing under the laws of the State of Delaware, providing state-of-the-art waste management technologies to the aluminum industry. DI is duly licensed by PyroGenesis to manufacture, market, sell and distribute DROSRITE™ systems and technology to the Kingdom of Saudi Arabia, and certain other countries in the Middle East, on an exclusive basis. All DROSRITE™ systems supplied by DI are manufactured in the USA.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/